Filed by Corporate Capital Trust II

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-6(b) of the Securities Exchange Act of 1934

Subject Company: Corporate Capital Trust II

File No. of Related Registration Statement: 333-232556

September 30, 2019

URGENT

Re: Your investment with <COMPANY NAME>

Dear Shareholder,

We have attempted to contact you regarding an important matter pertaining to your investment in <COMPANY NAME>.

Please contact us immediately at 1-833-868-3374 (toll-free) Monday through Friday between the hours of 9:00 a.m. to 10:00 p.m. Eastern Time.

This matter is very important, but will take only a moment of your time.

Broadridge Financial Solutions has been engaged by <COMPANY NAME> to contact you.

Thank you in advance for your assistance with this matter.

Sincerely,

Gina Balderas

Manager

Shareholder Services

Additional Information and Where to Find It

This communication relates to a proposed business combination involving FS Investment Corporation II (“FSIC II”), FS Investment Corporation III (“FSIC III”), FS Investment Corporation IV (“FSIC IV”) and Corporate Capital Trust II (“CCT II,” and together with FSIC II, FSIC III and FSIC IV, the “Funds”), along with related proposals for which shareholder approval is being sought (collectively, the “Proposals”). In connection with the Proposals, the Funds have filed relevant materials with the Securities and Exchange Commission (the “SEC”), including a registration statement on Form N-14 (File No. 333-232556) filed with the SEC on August 8, 2019, which includes a joint proxy statement of the Funds and a prospectus of FSIC II (the “Proxy Statement”). This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933. SHAREHOLDERS OF THE FUNDS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS THERETO, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE FUNDS, THE BUSINESS COMBINATION TRANSACTION INVOLVING THE FUNDS AND THE PROPOSALS. Investors and security holders are able to obtain the documents filed with the SEC free of charge at the SEC’s website, www.sec.gov, or from FSIC II’s website, CCT II’s website, FSIC III’s website or FSIC IV’s website, each at www.fsinvestments.com.